Exhibit 99.2

Scorpio Tankers Inc. Announces an Update on Daily TCE Rates

MONACO, Sept. 09, 2020 (GLOBE NEWSWIRE) — Scorpio Tankers, Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) announced today an update on daily TCE rates.

Below is a summary of the estimated average daily Time Charter Equivalent (“TCE”) revenue (see definition below) and duration of contracted pool activities (voyages and time charters) for the Company’s vessels as of today for the three months ending September 30, 2020.

	For the three months ending September 30, 2020
Pool	Total average daily TCE revenue (1)	% of days(1)
LR2	$19,250	90%
LR1	18,500	90%
MR	14,250	80%
Handymax	10,000	85%

(1) TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The estimates and coverage are subject to change until voyages are finalized.

Emanuele Lauro, chief executive officer and chairman of the board, commented, “We are pleased to provide the market with an update on our Q3 bookings and capital management in the Company presentation that we have released today and is available on our website (www.scorpiotankers.com/investors/reports-presentations/).

“Despite both customary seasonal weakness and drawdowns of the extraordinary inventory builds during Q1 and Q2, the Company’s TCE rates in Q3-20 outperformed those in Q3-19. This trend of higher quarterly Company TCE rates year-over-year has continued since Q4-18 and suggests that the underlying supply and demand drivers in our market have continued to tighten. Demand recovery and curtailed refinery throughput have resulted in a significant reduction of refined product floating storage inventories from 104.1 million barrels in May to 33.9 million barrels today. The economic rebound from COVID-19, limited fleet supply growth, and ton-mile expansion from refinery closures and additions leave us optimistic as we look to the remainder of the year and 2021.

“We continue to manage our liquidity in a way we believe will create value for our shareholders. The recent discount in our share price does not reflect the underlying performance of our business nor our outlook for the near and medium term. This has led to selective share repurchases at highly accretive levels. That said, our focus will remain on reducing our leverage as well as managing the cost and duration of our liabilities. We have retired a significant portion of our May 2022 convertible bond at attractive levels.”

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 134 owned, finance leased or bareboat chartered-in product tankers (42 LR2 tankers, 12 LR1 tankers, 62 MR tankers and 18 Handymax tankers) with an average age of 4.8 years. The Company also has a leasehold interest in an MR product tanker that is currently under construction. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
(212) 542-1616